Mail Stop 3561

      							July 14, 2005


Cezar Martinez
Treasurer and Chief Financial Officer
Spantel Communications, Inc
5192 10th Avenue North, Suite D
Lake Worth, FL 33463

	Re:	Spantel Communications, Inc
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 29, 2005

		Forms 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-25124

Dear Mr. Martinez:

We have reviewed your response to us and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanations. In our comments we asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Response to Staff Comment Letter Dated June 1, 2005

1. We note your response to our comments number 1 and 2. Please, respond to the following:
* Tell us if any of your books and records are maintained in Canada and/or do any of your officers and/or directors and/or management reside in Canada.
* Tell us why you believe it is appropriate to continue to use a Canadian firm, in light of the fact that you are domiciled in the US and you operations are conducted in Spain.
* Tell us if you have considered changing audit firms to either a US or a Spanish firm.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 6.  Management`s Discussion and Analysis or Plan of
Operations

Application of Critical Accounting Policies

2. In future filings, provide your analysis of allowance for uncollectible accounts receivable. Refer to Item 303 (b)(i) of Regulation S-X.

Revenues

3. We note that your revenue streams include prepayment telephone services to phone shops and small business and sales of telephone cards. Tell us how you recognize revenues from such arrangements and quantify the amounts of revenue derived from such sources.
Further,
tell us when the service is complete with respect to such arrangements.

Note 1 - Organization, Operations and Significant Accounting
Policies

Deferred Subscriber Acquisition Costs

4. Describe in more detail the nature of these costs. Tell us and refer your basis in relevant accounting literature, how you account for such costs.

5. Tell us how you determine the amount classified as current and non current asset in your Balance Sheet.

As required by Rule 4-08 (k) of Regulation S-X, revise your presentation to identify related party transactions separately on the face of your Balance Sheet, Statement of Operations and Statement of
Cash Flows.

Cash Equivalents

6. As required by Rule 5-02 of Regulation S-X, revise your presentation to identify cash and cash items which are restricted as to withdrawal or usage.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response, and file your correspondence via EDGAR. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director


[CC: Neil S. Baritz, council]
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Cezar Martinez
Spantel Communications, Inc
July 14, 2005
Page 3